PROCYON FINANCIAL LLC

24A Trolley Square #2289

Wilmington, DE 19806

ACCOUNTANTS' COMPILATION REPORT

To the members of BUSINESSONBOT INC.,

I have compiled the consolidated financial statements contained within this report. Management is responsible for the accompanying consolidated financial statements of BUSINESSONBOT INC., which comprise the consolidated statement of financial position as of March 31, 2021 and the related consolidated statement of profit & loss and other comprehensive income for the period between July 23, 2020 (the date of incorporation) and March 31, 2021 and the consolidated statement of changes in equity and the consolidated cash flows, in accordance with accounting principles generally accepted in the United States of America.

I have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. I did not audit or review the financial statements, nor was I required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, I do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The Consolidated financial statements include an Indian based Company that is 99.9% owned by BUSINESSONBOT INC.



06/04/2021

BUSINESSONBOT, INC.

CONSOLIDATED STATEMENT OF FINANCIAL POSITION
AS OF 31 MARCH 2021

		As of 31 March 2021	As of 31 December 2020
Assets			
Current assets:			
Cash and cash equivalents	$	823	-
Prepaid expenses		65	-
Accounts Receivable, net		4,388	-
Total current assets		**5,276**	-
Other non-current assets:			
Total other non-current assets		-	-
Total non-current assets		-	-
Total Assets	$	**5,276**	-
Liabilities & Members' Equity			
Current liabilities:			
Accounts Payable		2,422	-
Total Current Liabilities		**2,422**	-
Non-current Liabilities:			
Payables due to Owners		13,182	-
Total non-current liabilities		**13,182**	-
Total Liabilities:		**15,604**	-
Equity:			
Common stock, authorized 10,000,000 shares, 9,000,000 shares issued and outstanding, $ 0.00001 par value		90	-
Additional paid-in Capital		1,275	-
Net Income (loss) for the year		(11,693)	-
Retained earnings (accumulated losses)		-	-
Total Equity		**(10,328)**	-
Total Liabilities and Equity	$	**5,276**	-

BUSINESSONBOT, INC.

CONSOLIDATED STATEMENT OF PROFIT & LOSS AND OTHER COMPREHENSIVE INCOME
FOR THE PERIOD BETWEEN JULY 23, 2020, and MARCH 31, 2021

		2020-2021
Revenues:		
Sales	$	-
Net revenues		-
Cost of goods sold:		
Total cost of goods sold		-
Gross profit		-
Expenses:		
Salaries, commissions & payroll taxes		3,319
IT software & consumables		127
Legal & Professional Services		913
Advertising & Marketing		7,189
Travel & Transportation		18
Office supplies & other expenses		34
Bank Charges & Fees		33
Dues & Subscriptions		30
Total expenses		**11,663**
Income (loss) from operations		**(11,663)**
Other Income (Expenses):		
Loss on Foreign exchange		(30)
Other Income (expenses)		-
Total Other Income (expenses)		**(30)**
Net Loss for the year	$	**(11,693)**

BUSINESSONBOT, INC.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
AS OF 31 MARCH 2021

	Common stock	Amount	Accumulated Profits (losses)	Additional paid-in Capital	Total
Balance at 23 July 2020					
Issuance of common stock	-	-	-	-	-
Net income (loss)	-	-	-	-	-
Balance at 31 December 2020	-	-	-	-	-
Issuance of common stock	9,000,000	90	-	1,275	1,365
Net income (loss)			(11,693)		(11,693)
Balance at 31 March 2021	**9,000,000**	**90**	**(11,693)**	**1,275**	**(10,328)**

BUSINESSONBOT, INC.

CONSOLIDATED STATEMENT OF CASH FLOWS
AS OF 31 MARCH 2021

	As of 31 March 2021	As of 31 December, 2020
Cash flow From Operating Activities:		
Net loss	$ (11,693)	-
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Changes in:		
Prepaid expenses	(65)	-
Accounts Receivable	(4,388)	-
Accounts Payable	2,422	-
Payables due to Owners	13,182	-
Net cash provided (used) by operating activities	**(542)**	-
Cash flow From Investing Activities:		
Purchase of Fixed assets	-	-
Disposal of fixed assets	-	-
Net cash provided (used) by investing activities	-	-
Cash flow from Financing Activities		
Issuance of Common Stock	90	-
Additional paid in capital- Common Stock	1,275	-
Net cash provided (used) by financing activities	**1,365**	-
Net increase (decrease) in cash and cash equivalents	823	-
Cash, beginning of year	-	-
Cash, end of year	$ **823**	-

BUSINESSONBOT, INC.

NOTES TO FINANCIAL STATEMENTS

FOR THE PERIOD BETWEEN JULY 23, 2020, and MARCH 31, 2021

About the Company & its Nature of operations

BUSINESSONBOT, INC. is a Delaware corporation incorporated on the 29th of December 2020. The Company specializes in automated user acquisition and sales through WhatsApp (a cross-platform centralized messaging service) for Indian small businesses by offering attribution-based marketing and storefront ordering through a commerce bot.

Fiscal year

The Company operates on a December 31st year-end.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in India and the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include, recession, downturn or otherwise, local competition or changes in consumer taste.

These adverse conditions could affect the Company's financial condition and the results of its operations

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity date of three months or less when purchased to be cash equivalents. The Company had no cash equivalents as of December 31, 2020, and March 31, 2021.

Payables due to Owners

This account consists of a balance due to the Company's owners to cover payments that were incurred and paid using personal accounts.

Accounts Receivable, net

Receivables include amounts that are due to be collected from customers for services provided by the Company.

BUSINESSONBOT, INC.

NOTES TO FINANCIAL STATEMENTS

(Continued)

FOR THE PERIOD BETWEEN JULY 23, 2020, and MARCH 31, 2021

Equity

As of March 31, 2021, the Company had issued (nine million) 9,000,000 common stock shares to investors at a par value of $0.00001 per share. As of December 31, 2020, the Company had nil shares issued and outstanding.